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                             June 10, 2020

       Bill J. Hodson
       Chief Executive Officer
       LiveWire Ergogenics, Inc.
       1600 North Kraemer Boulevard
       Anaheim, CA 92806

                                                        Re: LiveWire
Ergogenics, Inc.
                                                            Amendment 3 to
Offering Statement on Form 1-A
                                                            Filed June 3, 2020
                                                            File No. 24-11205

       Dear Mr. Hodson:

               We have reviewed your amended draft offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information that you provide in response to these comments, we may have additional comments.

       Amendment 3 to Offering Statement on Form 1-A filed June 3, 2020

       Item 1. Issuer Financial Information - Financial Statements, page 2

   1. We note your response to prior comment 1, and your cash and cash equivalents balance in
                                                        Item 1-A: Item 1.
Issuer Information, Financial Statements is $537,301 which you indicate reflects a
transaction subsequent to December 31, 2019. The financial
                                                        statement amounts
reflected should be those for the most recent fiscal period contained in the offering statement
which is December 31, 2019. Please revise to reflect the cash and cash equivalents
balance of $53,730 provided in your offering statement as of December
                                                        31, 2019.
Alternatively, update your financial statements for the period ended March 31,
                                                        2020. Please refer to
Item 1. Financial Statements and the instructions to Form 1-A.
 Bill J. Hodson
FirstNameErgogenics, Inc. Hodson
LiveWire LastNameBill J.
Comapany NameLiveWire Ergogenics, Inc.
June 10, 2020
Page 2
June 10, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
16

2. We note your response to prior comment 2; however, there are no revisions noted to address this comment. We, therefore, reissue the prior comment. Please revise your
         MD&A to include a discussion of information regarding your liquidity and capital resources for the respective reporting periods pursuant to Item 9(b) of Form 1-A.
       You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Edward
M. Kelly,
Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at
(202) 551-3641
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      William R. Eilers, Esq.